Exhibit 99.11

IFRS INR Earnings Release

Independent Auditors’ Report

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Company”) and subsidiaries, which comprise the consolidated balance sheet as at September 30, 2013, the consolidated statement of comprehensive income for the three months and six months then ended, consolidated statements of changes in equity and cash flows for the for the six months then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the consolidated balance sheet, of the consolidated financial position as at September 30, 2013;
(b)	in the case of the consolidated statement of comprehensive income, of the consolidated financial performance for the three months and six months ended on that date;
(c)	in the case of the consolidated statement of changes in equity, of the consolidated changes in equity for the six months ended on that date; and
(d)	in the case of the consolidated statement of cash flows, of the consolidated cash flows for the six months ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Zubin Shekary
Partner
Membership number: 048814

Bangalore
11 October 2013

Infosys Limited and subsidiaries

(In crore except share data)

Consolidated Balance Sheets as of	Note	September 30, 2013	March 31, 2013
ASSETS
Current assets
Cash and cash equivalents	2.1	22,543	21,832
Available-for-sale financial assets	2.2	2,810	1,739
Investment in Certificates of deposit		528	–
Trade receivables		8,343	7,083
Unbilled revenue		3,151	2,435
Prepayments and other current assets	2.4	2,435	2,123
Derivative financial instruments	2.7	–	101
Total current assets		39,810	35,313
Non-current assets
Property, plant and equipment	2.5	7,010	6,468
Goodwill	2.6	2,201	1,976
Intangible assets	2.6	391	368
Available-for-sale financial assets	2.2	1,031	394
Deferred income tax assets	2.16	555	503
Income tax assets	2.16	1,388	1,092
Other non-current assets	2.4	189	237
Total non-current assets		12,765	11,038
Total assets		52,575	46,351
LIABILITIES AND EQUITY
Current liabilities
Trade payables		100	189
Derivative financial instruments	2.7	452	-
Current income tax liabilities	2.16	1,910	1,329
Client deposits		21	36
Unearned revenue		843	823
Employee benefit obligations		893	614
Provisions	2.8	443	213
Other current liabilities	2.9	4,368	3,082
Total current liabilities		9,030	6,286
Non-current liabilities
Deferred income tax liabilities	2.16	70	119
Other non-current liabilities	2.9	276	149
Total liabilities		9,376	6,554
Equity
Share capital- 5 par value 60,00,00,000 equity shares authorized, issued and outstanding 57,14,02,566 each, net of 28,33,600 treasury shares each, as of September 30, 2013 and March 31, 2013, respectively		286	286
Share premium		3,090	3,090
Retained earnings		39,054	36,114
Other components of equity		769	307
Total equity attributable to equity holders of the Company		43,199	39,797
Non-controlling interests		–	–
Total equity		43,199	39,797
Total liabilities and equity		52,575	46,351

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co.	for Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K. V. Kamath Director
	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	R. Seshasayee Director	Srinath Batni Director	V. Balakrishnan Director	B.G.Srinivas Director
Bangalore October 11, 2013	Rajiv Bansal Chief Financial Officer	K.Parvatheesam Chief Risk Officer and Company Secretary

Infosys Limited and subsidiaries

(In crore except share and per equity share data)

Consolidated Statements of Comprehensive Income	Note	Three months ended September 30,		Six months ended September 30,
		2013	2012	2013	2012
Revenues		12,965	9,858	24,232	19,474
Cost of sales	2.10	8,384	6,102	15,703	11,912
Gross profit		4,581	3,756	8,529	7,562
Operating expenses:
Selling and marketing expenses	2.10	757	506	1,341	975
Administrative expenses*	2.10	987	653	1,687	1,297
Total operating expenses		1,744	1,159	3,028	2,272
Operating profit		2,837	2,597	5,501	5,290
Other income, net	2.13	510	706	1,087	1,182
Profit before income taxes		3,347	3,303	6,588	6,472
Income tax expense	2.16	940	934	1,807	1,814
Net profit		2,407	2,369	4,781	4,658
Other comprehensive income

Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/(asset)	2.11	30	–	38	–
		30	–	38	–
Items that may be reclassified subsequently to profit or loss
Fair value changes on available-for-sale financial asset, net of tax effect (refer note 2.2 and 2.16)		(19)	3	(21)	(2)
Exchange differences on translating foreign operations		206	(44)	395	24
		187	(41)	374	22
Total other comprehensive income		217	(41)	412	22

Total comprehensive income		2,624	2,328	5,193	4,680
Profit attributable to:
Owners of the company		2,407	2,369	4,781	4,658
Non-controlling interests		–	–	–	–
		2,407	2,369	4,781	4,658
Total comprehensive income attributable to:
Owners of the company		2,624	2,328	5,193	4,680
Non-controlling interests		–	–	–	–
		2,624	2,328	5,193	4,680
Earnings per equity share
Basic ()		42.12	41.46	83.66	81.52
Diluted ()		42.12	41.46	83.66	81.52
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		57,14,02,566	57,13,97,749	57,14,02,566	57,13,97,150
Diluted		57,14,02,566	57,13,98,613	57,14,02,566	57,13,98,353

(*) Administrative expenses for the three months and six months ended September 30, 2013 include a provision of 219 crore towards visa related matters. Refer note 2.20

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co.	for Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K. V. Kamath Director
	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	R. Seshasayee Director	Srinath Batni Director	V. Balakrishnan Director	B.G.Srinivas Director
Bangalore October 11, 2013	Rajiv Bansal Chief Financial Officer	K.Parvatheesam Chief Risk Officer and Company Secretary

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(In crore except share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2012	57,13,96,401	286	3,089	29,816	270	33,461
Changes in equity for the six months ended September 30, 2012
Shares issued on exercise of employee stock options	2,445	–	1	–	–	1
Dividends (including corporate dividend tax)	–	–	–	(2,126)	–	(2,126)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	(2)	(2)
Net profit	–	–	–	4,658	–	4,658
Exchange differences on translating foreign operations	–	–	–	–	24	24
Balance as of September 30, 2012	57,13,98,846	286	3,090	32,348	292	36,016
Balance as of April 1, 2013	57,14,02,566	286	3,090	36,114	307	39,797
Changes in equity for the six months ended September 30, 2013
Shares issued on exercise of employee stock options	–	–	–	–	–	–
Remeasurement of the net defined benefit liability/(asset)( refer note 2.11)	–	–	–	–	38	38
Change in accounting policy -Adoption of Revised IAS 19 (refer note 2.11)	–	–	–	(35)	50	15
Dividends (including corporate dividend tax)	–	–	–	(1,806)	–	(1,806)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2)	–	–	–	–	(21)	(21)
Net profit	–	–	–	4,781	–	4,781
Exchange differences on translating foreign operations	–	–	–	–	395	395
Balance as of September 30, 2013	57,14,02,566	286	3,090	39,054	769	43,199

* excludes treasury shares of 28,33,600 held by consolidated trust.

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co.	for Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K. V. Kamath Director
	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	R. Seshasayee Director	Srinath Batni Director	V. Balakrishnan Director	B.G.Srinivas Director
Bangalore October 11, 2013	Rajiv Bansal Chief Financial Officer	K.Parvatheesam Chief Risk Officer and Company Secretary

Infosys Limited and subsidiaries

(In crore)

Consolidated Statements of Cash Flows	Note	Six months ended September 30,
		2013	2012
Operating activities:
Net profit		4,781	4,658
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	652	528
Income tax expense	2.16	1,807	1,814
Income on available-for-sale financial assets and certificates of deposits		(114)	(104)
Effect of exchange rate changes on assets and liabilities		69	15
Deferred purchase price		84	–
Other non-cash item		(6)	3
Changes in working capital
Trade receivables		(1,260)	(800)
Prepayments and other assets		(95)	(346)
Unbilled revenue		(716)	(73)
Trade payables		(27)	6
Client deposits		(15)	(7)
Unearned revenue		19	217
Other liabilities and provisions		2,283	296
Cash generated from operations		7,462	6,207
Income taxes paid	2.16	(1,667)	(1,614)
Net cash provided by operating activities		5,795	4,593
Investing activities:
Payment for acquisition of intangible assets	2.6	–	(9)
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital trade payables	2.5 and 2.9	(1,192)	(893)
Payment for acquisition of business, net of cash acquired	2.3	–	(5)
Loans to employees		(26)	(23)
Deposits placed with corporation		(6)	(42)
Income on available-for-sale financial assets		83	87
Investment in quoted debt securities	2.2	(643)	(65)
Investment in certificates of deposit		(519)	–
Redemption of certificates of deposit		–	100
Investment in liquid mutual fund units		(10,931)	(9,532)
Redemption of liquid mutual fund units		9,895	4,578
Investment in fixed maturity plan securities		(30)	–
Net cash provided by / (used in) investing activities		(3,369)	(5,804)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options		–	1
Payment of dividends		(1,543)	(1,827)
Payment of corporate dividend tax		(263)	(298)
Net cash used in financing activities		(1,806)	(2,124)
Effect of exchange rate changes on cash and cash equivalents		91	1
Net increase/(decrease) in cash and cash equivalents		620	(3,335)
Cash and cash equivalents at the beginning	2.1	21,832	20,591
Cash and cash equivalents at the end	2.1	22,543	17,257
Supplementary information:
Restricted cash balance	2.1	314	283

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co.	for Infosys Limited

Chartered Accountants

Firm’s Registration No : 101248W

Zubin Shekary Partner Membership No. 48814	N. R. Narayana Murthy Executive Chairman	S. Gopalakrishnan Executive Vice-Chairman	S. D. Shibulal Chief Executive Officer and Managing Director	K. V. Kamath Director
	Deepak M. Satwalekar Director	Dr. Omkar Goswami Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director
	R. Seshasayee Director	Srinath Batni Director	V. Balakrishnan Director	B.G.Srinivas Director
Bangalore October 11, 2013	Rajiv Bansal Chief Financial Officer	K.Parvatheesam Chief Risk Officer and Company Secretary

Notes to the Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees‘ Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited and its wholly owned and controlled subsidiaries (Infosys BPO), and its wholly owned and controlled subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Americas Inc., (Infosys Americas), Infosys Consulting India Limited, Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global technology services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products for the banking industry.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE) following the company’s voluntary delisting from the NASDAQ Global Select Market on December 11, 2012. The company was listed in NYSE Euronext London and Paris on February 20, 2013.

The Group’s consolidated interim financial statements were authorized for issue by the company’s Board of Directors on October 11, 2013.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated interim financial statements.

1.3 Changes in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

a.	Amendments to IFRS 7 Financial Instruments: Disclosures *
b.	IFRS 10 Consolidated Financial Statements (2011) (Refer 1.4)
c.	IFRS 11 Joint Arrangements*
d.	IFRS 12 Disclosure of Interests in Other Entities*
e.	IFRS 13 Fair Value Measurement

On April 1, 2013, the Group adopted, IFRS 13, “Fair Value Measurement” which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 provides a revised definition of fair value and guidance on how it should be applied where its use is already required or permitted by other standards within IFRS and introduces more comprehensive disclosure requirements on fair value measurement. There was no impact on the consolidated financial statements from the adoption of the measurement requirements of IFRS 13. The Group has provided the disclosures as required by IFRS 13 in the note “Financial Instruments” of these consolidated financial statements.

f.	Amendments to IAS 1- Presentation of Items of Other Comprehensive Income (Refer statement of comprehensive income)

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statements of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

g.	IAS 19 Employee Benefits (2011) (Revised IAS 19) Refer 1.19.1
h.	Amendments to IAS 32- Financial Instruments: Income taxes arising from distribution to equity holders*
i.	Amendments to IAS 34- Interim Financial Reporting: Segment information for total assets and liabilities*

* The adoption of these standards does not have any impact on the audited consolidated interim financial statements of the group.

1.4 Basis of consolidation

Infosys consolidates entities which it owns or controls. As a result of IFRS 10, the Group has changed its accounting policy with respect to the basis for determining control.

Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account.

In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.5 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.6. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated interim financial statements.

1.6 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

1.7 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognised rateably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognised ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the rateable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.8 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets for current and comparative periods are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.9 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.10 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.11 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.12 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the group believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.13 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.14 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.15 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a) Post sales client support

The group provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b) Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.16 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Infosys Consulting India is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone and Infosys Americas are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income.However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.17 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.18 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. The group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.19 Employee benefits

1.19.1 Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation as permitted by law.

The group has adopted Revised IAS 19 effective April 1, 2013. Pursuant to this adoption, the Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability.The amended standard requires immediate recognition of the gains and losses through re-measurements of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) on plan assets to be considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognised through the other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profits, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost.

The adoption of Revised IAS 19 Employee Benefits did not have a material impact on the consolidated financial statements.

1.19.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.19.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.19.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.20 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.21 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.22 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.23 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.24 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.25 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.26 Recent accounting pronouncements

1.26.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The group is required to adopt IFRS 9 by accounting year commencing April 1, 2015. The group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the consolidated interim financial statements.

Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities : In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that:

-	an entity currently has a legally enforceable right to set-off if that right is-
-	not contingent on future event; and
-	enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties;
-	gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that:
-	eliminate or result in insignificant credit and liquidity risk; and
-	process receivables and payables in a single settlement process or cycle.

The group is required to adopt amendments to IAS 32 by accounting year commencing April 1, 2014. The group is currently evaluating the requirements of IAS 32 amendments and has not yet determined the impact on the consolidated interim financial statements

2. Notes to the consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Cash and bank deposits	18,935	18,728
Deposits with corporations	3,608	3,104
	22,543	21,832

Cash and cash equivalents as of September 30, 2013 and March 31, 2013 include restricted cash and bank balances of 314 crore and 305 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, and bank balances held as margin money deposits against guarantees and balances held in unclaimed dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Current Accounts
ANZ Bank, Taiwan	–	2
Bank of America, Mexico	9	4
Bank of America, USA	229	904
Bank Zachodni WBK S.A	3	3
Barclays Bank, UK	22	12
Bonz Bank, Australia	2	–
China Merchants Bank, China	1	1
Citibank NA, Australia	150	174
Citibank NA, Brazil	12	14
Citibank N.A, China	74	46
Citibank N.A, China (U.S. dollar account)	–	1
Citibank N.A, Costa Rica	2	1
Citibank N.A., Czech Republic	2	2
Citibank NA, Dubai	2	4
Citibank NA, New Zealand	2	2
Citibank NA, Japan	23	16
Citibank NA, India	4	14
Citibank NA, Philippines (U.S. dollar account)	1	–
Citibank NA, Thailand	1	1
Citibank NA, South Africa	7	1
Citibank EEFC, India (U.S. dollar account)	9	111
Commerzbank, Germany	41	8
Deustche Bank, India	3	11
Deutsche Bank, Czech Republic	–	3
Deutsche Bank, Czech Republic (U.S. dollar account)	2	2
Deutsche Bank, Czech Republic (Euro account)	1	5
Deutsche Bank, Belgium	5	10
Deutsche Bank, France	1	5
Deutsche Bank, Germany	18	14
Deutsche Bank, Netherlands	8	11
Deustche Bank, Philippines	2	3
Deustche Bank, Philippines (U.S. dollar account)	3	1
Deustche Bank, Poland	7	12
Deustche Bank, Poland (Euro account)	15	2
Deutsche Bank, Russia	2	1
Deutsche Bank, Russia (U.S. dollar account)	–	1
Deutsche Bank, Spain	2	2
Deutsche Bank, Singapore	1	1
Deutsche Bank, Switzerland	1	1
Deutsche Bank, Transze	–	1
Deutsche Bank, United Kingdom	163	70
Deustche Bank-EEFC (Euro account)	18	21
Deustche Bank-EEFC (Swiss Franc account)	2	2
Deustche Bank-EEFC (U.S. dollar account)	460	64
HDFC Bank-Unclaimed dividend account	1	1
HSBC Bank, Brazil	4	2
ICICI Bank, India	106	50
ICICI Bank-EEFC (Euro account)	–	2
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	1	6
ICICI Bank-EEFC (U.S. dollar account)	14	13
ICICI Bank-Unclaimed dividend account	2	2
ING, Belgium	1	2
ING, Netherlands	1	–
Nordbanken, Sweden	14	2
Shanghai Pudong Development Bank, China	–	1
Punjab National Bank, India	2	3
RBS, Denmark	1	1
Royal Bank of Canada, Canada	28	15
Royal Bank of Scotland, China	34	52
Royal Bank of Scotland, China (U.S. dollar account)	33	4
Raiffeisen Bank, Romania	2	–
Raiffeisen Bank, Czech Republic	1	–
State Bank of India	1	–
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	–	1
Westpac, Australia	4	2
UBS AG, Switzerland	19	1
Landbouwkrediet, Belgium (Euro account)	1	1
	1,580	1,725
Deposit Accounts
Andhra Bank	704	704
Allahabad Bank	355	275
Axis Bank	840	1,060
Anz Bank	–	6
Bank of America, Mexico	–	15
Bank of Baroda	1,159	1,919
Bank of India	1,674	1,891
Canara Bank	2,623	2,186
Central Bank of India	1,308	1,262
Corporation Bank	779	779
Citibank, China	15	79
Deustche Bank, Poland	87	55
Federal Bank	25	25
ICICI Bank	2,902	2,598
IDBI Bank	1,439	995
ING Vysya Bank	100	88
Indusind Bank	25	–
Indian Overseas Bank	593	441
Jammu and Kashmir Bank	25	25
Kotak Mahindra Bank	280	280
National Australia Bank Limited, Australia	78	7
Nordbanken, Sweden	–	1
Oriental Bank of Commerce	695	824
Punjab National Bank	80	–
Ratnakar Bank	5	5
South Indian Bank	40	65
State Bank of Hyderabad	700	700
State Bank of India	58	58
Standard Chartered Bank	106	–
Union Bank of India	80	80
Vijaya Bank	380	380
Yes Bank	200	200
	17,355	17,003
Deposits with corporations
HDFC Limited	3,608	3,104
	3,608	3,104
Total	22,543	21,832

2.2 Available-for-sale financial assets

Investments in liquid mutual fund, fixed maturity plan securities, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of investment in liquid mutual fund, fixed maturity plan securities, quoted debt securities and unquoted equity securities are as follows:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Current
Liquid mutual fund units:
Cost and fair value	2,777	1,739
Fixed maturity plan securities:
Cost	30	–
Gross unrealised holding gains	1	–
Fair value	31	–
Quoted debt securities:
Cost	2	–
Gross unrealised holding gains	–	–
Fair value	2	–
	2,810	1,739
Non-current
Quoted debt securities:
Cost	1,043	380
Gross unrealised holding gain/ (loss)	(17)	7
Fair value	1,026	387
Unquoted equity securities:
Cost	4	4
Gross unrealised holding gains	1	3
Fair value	5	7
	1,031	394
Total available-for-sale financial assets	3,841	2,133

Fixed maturity plan securities:

During the three months ended September 30, 2013, the company invested in fixed maturity plan securities. The fair value as of September 30, 2013 is 31 crore. The net unrealized gain of 1 crore, net of taxes of less than 1 crore has been recognized in other comprehensive income for the three months and six months ended September 30, 2013 respectively. The fair value of 31 crore has been derived based on the quoted prices as of September 30, 2013.

Quoted debt securities:

The company has invested in current and non-current quoted debt securities. The fair value of the non-current quoted debt securities as of September 30, 2013 and March 31, 2013 is 1,026 crore and 387 crore, respectively. The net unrealized loss of 20 crore and 21 crore, net of taxes of 3 crore each has been recognized in other comprehensive income for the three months and six months ended September 30, 2013 respectively. The fair value of 1,026 crore has been derived based on the quoted prices as of September 30, 2013.

The fair value of the current quoted debt securities as of September 30, 2013 and March 31, 2013 is 2 crore and Nil, respectively. The net unrealized loss of less than 1 crore , net of taxes of less than 1 crore has been recognized in other comprehensive income for the three months ended September 30, 2013 respectively. The fair value of 2 crore has been derived based on the quoted prices as of September 30, 2013.

Unquoted equity securities:

During February 2010, Infosys sold 32,31,151 shares of OnMobile Systems Inc, U.S.A, at a price of 166.58 per share, derived from quoted prices of the underlying marketable equity securities.

As of September 30, 2013 the 21,54,100 shares were fair valued at 5 crore and the resultant unrealized loss of 1 crore, net of taxes of 1 crore has been recognized in other comprehensive income for the six months ended September 30, 2013. The fair value of 5 crore and 7 crore as of September 30, 2013 and March 31, 2013, respectively has been derived based on an agreed upon exchange ratio between these unquoted equity securities and quoted prices of the underlying marketable equity securities.

Unrealized loss of 1 crore each, net of taxes of less than 1 crore and 1 crore respectively, has been recognized in other comprehensive income for the three months and six months ended September 30, 2013.

2.3 Business combinations

During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in Infosys McCamish Systems LLC (formerly known as McCamish Systems LLC) (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of upto 93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition was 40 crore and 67 crore, respectively.

The payment of contingent consideration was dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of USD 100 million or more, the aforesaid period could be extended by 2 years. The total contingent consideration was estimated to be in the range between 67 crore and 93 crore. The fair value of contingent consideration is determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of the fair value of contingent consideration was the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

During the three months and six months ended September 30, 2013, the liability related to contingent consideration increased by less than 1 crore and 1 crore , respectively due to passage of time.

During the year ended March 31, 2013, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for a cash consideration of 5 crore and a deferred consideration of 5 crore. Consequent to the transaction intangible assets on customer contracts and relationships of 5 crore and intangible software of 1 crore and goodwill of 4 crore has been recorded. The intangible customer contracts and relationships and software are being amortized over a period of five years and four months, respectively, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. During the three months ended September 30, 2013, based on an assessment made by the management, deferred consideration of 5 crore has been reversed in the statement of comprehensive income, as the same is no longer payable.

During the year ended March 31, 2013, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration was conducted. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. Consequently, the fair value of the contingent consideration and its related undiscounted value was determined at 17 crore and 23 crore, respectively, and the related liability no longer required were reversed in the statement of comprehensive income. The contingent consideration is estimated to be in the range between 23 crore and 33 crore. As of September 30, 2013 the fair value of the contingent consideration and its related undiscounted value is 22 crore and 27 crore, respectively

On January 4, 2012 Infosys BPO acquired 100% of the voting interest in Portland Group Pty. Ltd. a strategic sourcing and category management services provider based in Australia. The business acquisition was conducted by entering into a share sale agreement for a cash consideration of 200 crore.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore and and an additional consideration of upto 608 crore, which the company refers to as deferred purchase price, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

This business acquisition will strengthen Infosys’s consulting and systems integration (C&SI) capabilities. Further the acquisition will enable Infosys to increase its global presence particularly in continental Europe and markets like Latin America and Asia pacific. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	28	–	28
Net current assets	87	–	87
Deferred tax assets	30	(12)	18
Borrowings	(89)	–	(89)
Intangible assets - customer contracts and relationships	–	196	196
Intangible assets - brand	–	25	25
Deferred tax liabilities on Intangible assets	–	(55)	(55)
	56	154	210
Goodwill			977
Total purchase price			1,187

The goodwill is not tax deductible.

The amount of trade receivables acquired from the above business acquisition was 212 crore. Subsequently the trade receivables have been fully collected.

The identified intangible customer contracts are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years whereas the identified intangible brand is being amortized over a period of two years, being management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:

(In crore)

Particulars	Consideration settled
Fair value of total consideration
Cash consideration	1,187
Total	1,187

As per the share purchase agreement, one third of the enterprise value for the acquisition amounting to approximately 608 crore, referred to as deferred purchase price, is payable to the selling shareholders of Lodestone who will be continuously employed or otherwise engaged by the Group post acquisition during the three year period from the date of acquisition. The deferred purchase price is payable on the third anniversary of the acquisition date subject to sellers being in continuous employment with the group during the three year period. This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. For the three months and six months ended September 30, 2013, a post-acquisition employee remuneration expense of 46 crore and 84 crore respectively, is recorded in cost of sales in the statement of comprehensive income.

The transaction costs of 9 crore related to the acquisition have been included under administrative expense in the statement of comprehensive income for the year ended March 31, 2013.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Current
Rental deposits	11	24
Security deposits with service providers	37	34
Loans and advances to employees	217	139
Prepaid expenses (1)	184	79
Interest accrued and not due	78	93
Withholding taxes (1)	943	800
Advance payments to vendors for supply of goods (1)	34	59
Deposit with corporation	768	762
Premiums held in trust (2)	136	117
Other assets	27	16
	2,435	2,123
Non-current
Loans and advances to employees	24	84
Deposit with corporation	36	36
Rental deposits	58	43
Security deposits with service providers	32	33
Prepaid expenses (1)	5	10
Prepaid gratuity and other benefits (1)	34	31
	189	237
	2,624	2,360
Financial assets in prepayments and other assets	1,424	1,381

(1)	Non financial assets
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable from customers. Security deposits with service providers relate principally to leased telephone lines and electricity supplies.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2013:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of July 1, 2013	853	4,255	1,296	1,997	840	29	1,940	11,210
Additions	94	125	55	225	57	3	77	636
Deletions	–	–	–	(1)	(1)	(2)	–	(4)
Translation difference	–	–	3	15	13	3	–	34
Gross carrying value as of September 30, 2013	947	4,380	1,354	2,236	909	33	2,017	11,876
Accumulated depreciation as of July 1, 2013	–	(1,567)	(890)	(1,451)	(608)	(16)	–	(4,532)
Depreciation	–	(72)	(51)	(162)	(29)	(1)	–	(315)
Accumulated depreciation on deletions	–	–	–	1	1	1	–	3
Translation difference	–	–	(2)	(10)	(10)	0	–	(22)
Accumulated depreciation as of September 30, 2013	–	(1,639)	(943)	(1,622)	(646)	(16)	–	(4,866)
Carrying value as of July 1, 2013	853	2,688	406	546	232	13	1,940	6,678
Carrying value as of September 30, 2013	947	2,741	411	614	263	17	2,017	7,010

Proceeds on the sale of property, plant and equipment during the three months ended September 30, 2013 was less than 1 crore.

Following are the changes in the carrying value of property, plant and equipment for the three months ended September 30, 2012:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of July 1, 2012	720	4,018	1,335	1,549	816	9	1,049	9,496
Additions	23	65	38	148	24	–	156	454
Deletions	–	–	(1)	(1)	–	–	–	(2)
Translation difference	–	–	(1)	(5)	(8)	–	–	(14)
Gross carrying value as of September 30, 2012	743	4,083	1,371	1,691	832	9	1,205	9,934

Accumulated depreciation as of July 1, 2012	–	(1,291)	(853)	(1,182)	(552)	(4)	–	(3,882)
Depreciation	–	(68)	(61)	(96)	(42)	(1)	–	(268)
Accumulated depreciation on deletions	–	–	1	–	–	–	–	1
Translation difference	–	–	–	6	6	–	–	12
Accumulated depreciation as of September 30, 2012	–	(1,359)	(913)	(1,272)	(588)	(5)	–	(4,137)
Carrying value as of July 1, 2012	720	2,727	482	367	264	5	1,049	5,614
Carrying value as of September 30, 2012	743	2,724	458	419	244	4	1,205	5,797

Proceeds on the sale of property, plant and equipment during the three months ended September 30, 2012 was less than 1 crore.

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2013:

In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676
Additions	97	181	92	322	80	6	357	1,135
Deletions	–	–	(1)	(9)	(1)	(3)	–	(14)
Translation difference	–	–	9	36	30	4	–	79
Gross carrying value as of September 30, 2013	947	4,380	1,354	2,236	909	33	2,017	11,876

Accumulated depreciation as of April 1, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Depreciation	–	(142)	(104)	(303)	(66)	(2)	–	(617)
Accumulated depreciation on deletions	–	–	1	9	1	2	–	13
Translation difference	–	–	(5)	(24)	(23)	(2)	–	(54)
Accumulated depreciation as of September 30, 2013	–	(1,639)	(943)	(1,622)	(646)	(16)	–	(4,866)
Carrying value as of April 1, 2013	850	2,702	419	583	242	12	1,660	6,468
Carrying value as of September 30, 2013	947	2,741	411	614	263	17	2,017	7,010

Proceeds on the sale of property, plant and equipment during the six months ended September 30, 2013 was 1 crore.

Following are the changes in the carrying value of property, plant and equipment for the six months ended September 30, 2012:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2012	709	3,867	1,261	1,387	764	8	1,034	9,030
Additions	34	216	110	301	65	1	171	898
Deletions	–	–	(1)	(2)	–	–	–	(3)
Translation difference	–	–	1	5	3	–	–	9
Gross carrying value as of September 30, 2012	743	4,083	1,371	1,691	832	9	1,205	9,934

Accumulated depreciation as of April 1, 2012	–	(1,226)	(795)	(1,093)	(503)	(4)	–	(3,621)
Depreciation	–	(133)	(119)	(177)	(85)	(1)	–	(515)
Accumulated depreciation on deletions	–	–	1	1	–	–	–	2
Translation difference	–	–	–	(3)	–	–	–	(3)
Accumulated depreciation as of September 30, 2012	–	(1,359)	(913)	(1,272)	(588)	(5)	–	(4,137)
Carrying value as of April 1, 2012	709	2,641	466	294	261	4	1,034	5,409
Carrying value as of September 30, 2012	743	2,724	458	419	244	4	1,205	5,797

Proceeds on the sale of property, plant and equipment during the six months ended September 30, 2012 was less than 1 crore.

The depreciation expense for the three months and six months ended September 30, 2013 and September 30, 2012 is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 359 crore and 358 crore as of September 30, 2013 and March 31, 2013, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the market value of the properties prevailing at the time of entering into the lease-cum-sale agreements with the balance payable at the time of purchase. The contractual commitments for capital expenditure were 1,608 crore and 1,696 crore, as of September 30, 2013 and March 31, 2013, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Carrying value at the beginning	1,976	993
Goodwill recognized on Lodestone acquisition (Refer note 2.3)	–	977
Goodwill recognized on Seabury & Smith acquisition (Refer note 2.3)	–	4
Translation differences	225	2
Carrying value at the end	2,201	1,976

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which are benefiting from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

(In crore)

Segment	As of
	September 30, 2013	March 31, 2013
Financial services and insurance (FSI)	623	573
Manufacturing (MFG)	499	429
Energy, utilities, communication and services (ECS)	294	268
Retail, consumer packaged goods, logistics and life sciences (RCL)	785	706
Total	2,201	1,976

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are aggregated at the ‘Financial services and insurance’ segment level.

The goodwill relating to Lodestone acquisition has been allocated to the groups of CGU’s which are aggregated at the entity’s operating segment level.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2013, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	16.1

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the three months ended September 30, 2013:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of July 1, 2013	365	34	21	11	68	26	9	534
Additions through business combinations (Refer note 2.3)	–	–	–	–	–	–	–	–
Additions	–	–	–	–	–	–	–	–
Translation differences	26	2	–	–	4	3	–	35
Gross carrying value as of September 30, 2013	391	36	21	11	72	29	9	569
Accumulated amortization as of July 1, 2013	(92)	(22)	(14)	(11)	(1)	(9)	(4)	(153)
Amortization expense	(11)	(1)	(1)	–	–	(4)	(1)	(18)
Translation differences	(3)	(2)	–	–	(2)	–	–	(7)
Accumulated amortization as of September 30, 2013	(106)	(25)	(15)	(11)	(3)	(13)	(5)	(178)
Carrying value as of July 1, 2013	273	12	7	–	67	17	5	381
Carrying value as of September 30, 2013	285	11	6	–	69	16	4	391

Following are the changes in the carrying value of acquired intangible assets for the three months ended September 30, 2012:

(In crore)

	Customer related	Software related	Sub–contracting rights related	Intellectual property rights related	Land use– rights related	Others	Total
Gross carrying value as of July 1, 2012	146	32	21	11	62	–	272
Additions through business combinations (Refer note 2.3)	5	1	–	–	–	–	6
Additions	–	–	–	–	–	9	9
Translation differences	(5)	–	–	–	(3)	–	(8)
Gross carrying value as of September 30, 2012	146	33	21	11	59	9	279

Accumulated amortization as of July 1, 2012	(58)	(16)	(8)	(11)	–	–	(93)
Amortization expense	(4)	(1)	(1)	–	(1)	–	(7)
Translation differences	1	–	–	–	–	–	1
Accumulated amortization as of September 30, 2012	(61)	(17)	(9)	(11)	(1)	–	(99)
Carrying value as of July 1, 2012	88	16	13	–	62	–	179
Carrying value as of September 30, 2012	85	16	12	–	58	9	180

Following are the changes in the carrying value of acquired intangible assets for the six months ended September 30, 2013:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2013	341	32	21	11	61	24	9	499
Additions through business combinations (Refer note 2.3)	–	–	–	–	–	–	–	–
Additions	–	–	–	–	–	–	–	–
Translation differences	50	4	–	–	11	5	–	70
Gross carrying value as of September 30, 2013	391	36	21	11	72	29	9	569
Accumulated amortization as of April 1, 2013	(80)	(19)	(12)	(11)	(1)	(5)	(3)	(131)
Amortization expense	(21)	(2)	(3)	–	–	(7)	(2)	(35)
Translation differences	(5)	(4)	–	–	(2)	(1)	–	(12)
Accumulated amortization as of September 30, 2013	(106)	(25)	(15)	(11)	(3)	(13)	(5)	(178)
Carrying value as of April 1, 2013	261	13	9	–	60	19	6	368
Carrying value as of September 30, 2013	285	11	6	–	69	16	4	391

Following are the changes in the carrying value of acquired intangible assets for the six months ended September 30, 2012:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Others	Total
Gross carrying value as of April 1, 2012	138	31	21	11	57	–	258
Additions through business combinations (Refer note 2.3)	5	1	–	–	–	–	6
Additions	–	–	–	–	–	9	9
Translation differences	3	1	–	–	2	–	6
Gross carrying value as of September 30, 2012	146	33	21	11	59	9	279
Accumulated amortization as of April 1, 2012	(55)	(14)	(5)	(11)	–	–	(85)
Amortization expense	(7)	(2)	(3)	–	(1)	–	(13)
Translation differences	1	(1)	(1)	–	–	–	(1)
Accumulated amortization as of September 30, 2012	(61)	(17)	(9)	(11)	(1)	–	(99)
Carrying value as of April 1, 2012	83	17	16	–	57	–	173
Carrying value as of September 30, 2012	85	16	12	–	58	9	180

The subcontracting rights, recognized consequent to the subcontracting agreement with Telecom’s Gen-I division are being amortized over a period of three years, being the management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. The value of subcontracting rights on initial recognition was 19 crore. As of September 30, 2013, the subcontracting rights have a remaining amortization period of approximately one year.

The land use rights acquired by Infosys Shanghai are being amortized over the initial term of 50 years. Further the government grant received for the land use right is also amortized over the initial term of 50 years. The value of land use rights on initial recognition was 54 crore. As of September 30, 2013, the land use rights have a remaining amortization period of approximately 48 years.

The intangible asset on account of software purchase recognized by Infosys is amortized over a period of five years being the management’s estimate of useful life of such intangible assets. The value of the software on initial recognition was 17 crore. As of September 30, 2013, this intangible asset has a remaining amortization period of approximately three years.

The intangible customer contracts recognized at the time of acquisition of Philips BPO operations are being amortized over a period of seven years, being management's estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of September 30, 2013, the customer contracts have a remaining amortization period of approximately one year.

The intangible customer contracts and relationships recognized at the time of the McCamish acquisition are being amortized over a period of nine years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of September 30, 2013, the customer contracts and relationships have a remaining amortization period of approximately five years.

The intangible customer contracts and relationships of 40 crore, recognized at the time of the Portland acquisition are being amortized over a period of ten years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of September 30, 2013, the customer contracts and relationships have a remaining amortization period of approximately eight years.

The intangible customer contracts and relationships of 5 crore, recognized pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., are being amortized over a period of five years, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. As of September 30, 2013, the customer contracts and relationships have a remaining amortization period of approximately four years.

The intangible customer contracts recognized at the time of Lodestone acquisition are being amortized over a period of two years and the identified customer relationships are being amortized over a period of ten years whereas the identified intangible brand is being amortized over a period of two years, being management's estimate of the useful life of the assets. As of September 30, 2013, the customer contracts and brand have a remaining amortization period of approximately one year each and the customer relationships have a remaining amortization period of approximately nine years.

The aggregate amortization expense included in cost of sales, for the three months and six months ended September 30, 2013 and September 30, 2012 was 18 crore and 7 crore and 35 crore and 13 crore, respectively.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the three months and six months ended September 30, 2013 and September 30, 2012 was 265 crore and 250 crore and 512 crore and 462 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of September 30, 2013 were as follows:

(In crore)

	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	22,543	–	–	–	22,543
Available-for-sale financial assets (Refer Note 2.2)	–	–	3,841	–	3,841
Investment in certificates of deposit	528	–	–	–	528
Trade receivables	8,343	–	–	–	8,343
Unbilled revenue	3,151	–	–	–	3,151
Prepayments and other assets (Refer Note 2.4)	1,424	–	–	–	1,424
Total	35,989	–	3,841	–	39,830
Liabilities:
Trade payables	–	–	–	100	100
Client deposits	–	–	–	21	21
Employee benefit obligations	–	–	–	893	893
Other liabilities (Refer Note 2.9)	–	–	–	3,536	3,536
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	22	22
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	155	155
Derivative financial instruments	–	452	–	–	452
Total	–	452	–	4,727	5,179

The carrying value and fair value of financial instruments by categories as of March 31, 2013 were as follows:

(In crore)

	Loans and receivables	Financial assets / liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value / fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	21,832	–	–	–	21,832
Available-for-sale financial assets (Refer Note 2.2)	–	–	2,133	–	2,133
Trade receivables	7,083	–	–	–	7,083
Unbilled revenue	2,435	–	–	–	2,435
Prepayments and other assets (Refer Note 2.4)	1,381	–	–	–	1,381
Derivative financial instruments	–	101	–	–	101
Total	32,731	101	2,133	–	34,965
Liabilities:
Trade payables	–	–	–	189	189
Client deposits	–	–	–	36	36
Employee benefit obligations	–	–	–	614	614
Other liabilities (Refer Note 2.9)	–	–	–	2,411	2,411
Liability towards McCamish acquisition on a discounted basis (Refer Note 2.9)	–	–	–	18	18
Liability towards other acquisitions (Refer Note 2.9)	–	–	–	59	59
Total	–	–	–	3,327	3,327

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2013:

(In crore)

	As of September 30, 2013	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	2,777	2,777	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer Note 2.2)	31	31	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	1,028	1,028	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	5	–	5	–
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	452	–	452	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2013:

(In crore)

	As of March 31, 2013	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	1,739	1,739	–	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	387	387	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	7	–	7	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	101	–	101	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Interest income on deposits and certificates of deposit	522	432	1,037	912
Income from available-for-sale financial assets	62	63	104	89
	584	495	1,141	1,001

Derivative financial instruments

The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of
	September 30, 2013		March 31, 2013
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	832	5,281	851	4,621
In Euro	45	383	62	431
In United Kingdom Pound Sterling	88	876	65	537
In Australian dollars	70	409	70	396
Option contracts
In U.S. dollars	–	–	–	–
Total forwards and options		6,949		5,985

The Group recognized a net loss on derivative financial instruments of 375 crore and 793 crore during the three and six months ended September 30, 2013 as against a net gain on derivative financial instruments of 373 crore and 28 crore during the three and six months ended September 30, 2012 which are included in other income.

The foreign exchange forward and option contracts mature between one to twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Not later than one month	1466	988
Later than one month and not later than three months	2,879	1,794
Later than three months and not later than one year	2,604	3,203
	6,949	5,985

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elswhere, and purchases from overseas suppliers in various foreign currencies. The Group uses derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Aggregate amount of outstanding forward and option contracts	6,949	5,985
Gains / (losses) on outstanding forward and option contracts	(452)	101

The outstanding foreign exchange forward and option contracts as of September 30, 2013 and March 31, 2013, mature between one to twelve months.

The following table analyzes foreign currency risk from financial instruments as of September 30, 2013:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	840	191	382	180	48	1,641
Trade receivables	5,478	885	658	527	505	8,053
Unbilled revenue	1,784	408	204	193	287	2,876
Other assets	697	17	46	48	185	993
Trade payables	(12)	(5)	(19)	(3)	(51)	(90)
Client deposits	(10)	(9)	–	–	(1)	(20)
Accrued expenses	(919)	(110)	(56)	(31)	(156)	(1272)
Employee benefit obligations	(363)	(70)	(36)	(133)	(95)	(697)
Other liabilities	(1,763)	(435)	29	(104)	(290)	(2,563)
Net assets / (liabilities)	5,732	872	1,208	677	432	8,921

The following table analyzes foreign currency risk from financial instruments as of March 31, 2013:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,106	83	87	185	345	1,806
Trade receivables	4,684	828	568	416	360	6,856
Unbilled revenue	1,403	313	156	106	222	2,200
Other assets	539	33	31	17	153	773
Trade payables	(54)	(10)	(11)	(1)	(32)	(108)
Client deposits	(20)	(12)	–	–	(4)	(36)
Accrued expenses	(554)	(81)	2	(29)	(103)	(765)
Employee benefit obligations	(242)	(50)	(12)	(79)	(67)	(450)
Other liabilities	(1,006)	(309)	53	(56)	(146)	(1,464)
Net assets / (liabilities)	5,856	795	874	559	728	8,812

For the three months ended September 30, 2013 and September 30, 2012, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.46% and 0.53%, respectively.

For the six months ended September 30, 2013 and September 30, 2012, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.46% and 0.53%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 8,343 crore and 7,083 crore as of September 30, 2013 and March 31, 2013, respectively and unbilled revenue amounting to 3,151 crore and 2,435 crore as of September 30, 2013 and March 31, 2013, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Revenue from top customer	3.9	4.0	3.9	4.0
Revenue from top five customers	15.0	16.0	14.9	16.1

Financial assets that are neither past due nor impaired

Cash and cash equivalents and available-for-sale financial assets are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, 5,971 crore and 5,241 crore as of September 30, 2013 and March 31, 2013, respectively, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of 16 crore and 4 crore as of September 30, 2013 and March 31, 2013, respectively.

Financial assets that are past due but not impaired

The Group’s credit period generally ranges from 30-45 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances that are past due, is given below:

(In crore)

Period (in days)	As of
	September 30, 2013	March 31, 2013
Less than 30	1,569	1,324
31 – 60	438	245
61 – 90	177	101
More than 90	188	172
	2,372	1,842

The provision for doubtful trade receivables for the three months and six months ended September 30, 2013 and September 30, 2012 was 33 crore and 14 crore and 71 crore and 38 crore, respectively. The movement in the provision for doubtful accounts receivables is as follows:

	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2013	2012	2013	2012	2013
Balance at the beginning	136	110	95	85	85
Translation differences	6	(4)	15	-	(3)
Provisions for doubtful accounts receivable (refer note 2.10)	33	14	71	38	35
Trade receivables written off	(14)	(7)	(20)	(10)	(22)
Balance at the end	161	113	161	113	95

Liquidity risk

As of September 30, 2013, the Group had a working capital of 30,780 crore including cash and cash equivalents of 22,543 crore, current available-for-sale financial assets of 2,810 crore and investment in certificates of deposit of 528 crore. As of March 31, 2013, the Group had a working capital of 29,027 crore including cash and cash equivalents of 21,832 crore, current available-for-sale financial assets of 1,739 crore.

As of September 30, 2013 and March 31, 2013, the outstanding employee benefit obligations were 893 crore and 614 crore, respectively, which have been substantially funded. Further, as of September 30, 2013 and March 31, 2013, the Group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of September 30, 2013:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	100	–	–	–	100
Client deposits	21	–	–	–	21
Other liabilities (Refer Note 2.9)	3,503	33	–	–	3,536
Liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.9)	–	14	13	–	27
Liability towards other acquisitions (Refer Note 2.9)	–		155	–	155

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2013:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	189	–	–	–	189
Client deposits	36	–	–	–	36
Other liabilities (Refer Note 2.9)	2,373	16	22	–	2,411
Liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.9)	–	6	17	–	23
Liability towards other acquisitions (Refer Note 2.9)	5	–	54	–	59

As of September 30, 2013 and March 31, 2013, the group had outstanding financial guarantees of 27 crore and 19 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the group’s knowledge there has been no breach of any term of the lease agreement as of September 30, 2013 and March 31, 2013.

2.8 Provisions

Provisions comprise the following:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Provision for post sales client support	224	213
Provisions towards visa related matters (Refer note 2.20)	219	–
	443	213

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support is as follows:

 (In crore)

	Three months ended September 30,		Six months ended September 30,		Year ended March 31,
	2013	2012	2013	2012	2013
Balance at the beginning	217	148	213	133	133
Provision recognized / (reversed) (refer note 2.10)	(7)	60	(17)	68	80
Provision utilized	1	–	(1)	(4)	(5)
Translation difference	13	4	29	15	5
Balance at the end	224	212	224	212	213

Provision for post sales client support for the three months and six months ended September 30, 2013 and September 30, 2012 is included in cost of sales in the statement of comprehensive income.

2.9 Other liabilities

Other liabilities comprise the following

(In crore)

	As of
	September 30, 2013	March 31, 2013
Current
Accrued compensation to employees	1,421	723
Accrued expenses	1,662	1,283
Withholding taxes payable (1)	897	699
Retainage	83	79
Unamortized negative past service cost (Refer Note 2.11.1) (1)	–	4
Liabilities of controlled trusts	145	148
Liability towards acquisition of business	–	5
Accrued gratuity	1	2
Deferred income - government grant on land use rights (1) (Refer Note 2.6)	1	1
Premiums held in trust (2)	136	117
Others	22	21
	4,368	3,082
Non-current
Liability towards acquisition of business	177	72
Unamortized negative past service cost (Refer Note 2.11.1) (1)	–	11
Incentive accruals	66	38
Deferred income - government grant on land use rights (1) (Refer Note 2.6)	33	28
	276	149
	4,644	3,231
Financial liabilities included in other liabilities (excluding liability towards acquisition of business)	3,536	2,411
Financial liability towards McCamish acquisition on a discounted basis	22	18
Financial liability towards McCamish acquisition on an undiscounted basis (Refer Note 2.3)	27	23
Financial liability towards other acquisitions on a discounted basis (Refer Note 2.3)	155	59

(1)	Non financial liabilities
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unclaimed dividend balances.

2.10 Expenses by nature

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Employee benefit costs (Refer Note 2.11.4)	7,704	5,432	14,217	10,692
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	46	–	84	–
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	333	275	652	528
Travelling costs	446	382	885	753
Consultancy and professional charges	104	136	206	251
Software packages for own use	147	131	302	258
Third party items bought for service delivery	36	33	75	62
Communication costs	117	87	217	170
Cost of technical sub-contractors	527	342	1,003	631
Power and fuel	58	56	113	109
Office maintenance	99	78	184	156
Repairs and maintenance	38	41	82	87
Rates and taxes	28	22	47	43
Insurance charges	13	12	26	21
Commission	9	11	17	16
Branding and marketing expenses	37	36	70	73
Consumables	10	9	15	15
Provision for post-sales client support (Refer Note 2.8)	(7)	60	(17)	68
Provision for doubtful account receivables (Refer Note 2.7)	33	14	71	38
Postage and courier	6	5	13	8
Printing and stationery	4	5	10	8
Donations	1	5	1	10
Operating lease payments (Refer Note 2.14)	81	63	157	122
Recruitment and training	2	2	4	2
Others*	256	24	297	63
Total cost of sales, selling and marketing expenses and administrative expenses	10,128	7,261	18,731	14,184

(*) Others for the three months and six months ended September 30, 2013 include a provision of 219 crore towards visa related matters. Refer note 2.20

2.10.1 Break-up of expenses

Cost of sales

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Employee benefit costs	6,791	4,854	12,596	9,567
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	46	–	84	–
Depreciation and amortization	333	275	652	528
Travelling costs	368	300	727	579
Software packages for own use	146	131	299	258
Third party items bought for service delivery	36	33	75	62
Cost of technical sub-contractors	527	342	1003	631
Consumables	9	8	13	14
Operating lease payments	53	39	103	76
Communication costs	42	28	77	56
Repairs and maintenance	23	18	52	41
Provision for post-sales client support	(7)	60	(17)	68
Consultancy and professional charges	–	3	–	3
Others	17	11	39	29
Total	8,384	6,102	15,703	11,912

Selling and marketing expenses

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Employee benefit costs	641	390	1,115	746
Travelling costs	47	47	90	97
Branding and marketing	37	36	70	71
Operating lease payments	11	9	20	18
Communication costs	7	5	12	10
Commission	9	11	17	16
Consultancy and professional charges	3	6	12	14
Software packages for own use	1	–	3	–
Printing and stationery	1	1	1	1
Others	–	1	1	2
Total	757	506	1,341	975

Administrative expenses

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Employee benefit costs	272	188	506	379
Consultancy and professional charges	101	127	194	234
Repairs and maintenance	15	23	30	46
Office maintenance	99	78	184	156
Power and fuel	58	56	113	109
Communication costs	68	54	128	104
Travelling costs	31	35	68	77
Provision for doubtful accounts receivable	33	14	71	38
Rates and taxes	28	22	47	43
Insurance charges	13	12	26	21
Operating lease payments	17	15	34	28
Postage and courier	6	5	13	8
Printing and stationery	3	4	9	7
Branding and marketing	–	–	–	2
Consumables	1	1	2	1
Donations	1	5	1	10
Recruitment and training	2	2	4	2
Others*	239	12	257	32
Total	987	653	1,687	1,297

(*) Others for the three months and six months ended September 30, 2013, include a provision of 219 crore towards visa related matters. Refer note 2.20

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of September 30, 2013 and March 31, 2013:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Change in benefit obligations
Benefit obligations at the beginning	652	600
Service cost	49	201
Interest expense	25	37
Remeasurements of the net defined benefit liability/ (asset) *	(31)	NA
Actuarial (gains)/ losses	NA	(25)
Curtailment	–	(69)
Benefits paid	(51)	(92)
Benefit obligations at the end	644	652
Change in plan assets
Fair value of plan assets at the beginning	681	613
Expected return on plan assets	NA	60
Interest income*	27	NA
Remeasurements- Return on plan assets excluding amounts included in interest income*	7	NA
Actuarial gains /(losses)	NA	-
Employer contributions	14	100
Benefits paid	(51)	(92)
Fair value of plan assets at the end	678	681
Funded status	34	29
Prepaid gratuity benefit	34	31
Accrued gratuity	–	(2)

 *As per Revised IAS 19

Amount for the three months and six months ended September 30, 2013 and September 30, 2012 recognised in net profit in the statement of comprehensive income:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Service cost	5	29	49	108
Net interest on the net defined benefit liability / (asset)*	(2)	NA	(2)	NA
Interest cost	–	11	–	22
Expected return on plan assets	–	(14)	–	(29)
Actuarial (gain) / loss	–	(3)	–	(41)
Plan amendments – past service cost	–	(1)	–	(2)
Net gratuity cost	3	22	47	58

*As per Revised IAS 19

Amount for the three months and six months ended September 30, 2013 recognised in statement of other comprehensive income:

(In crore)

	Three months ended September 30,	Six months ended September 30,
	2013	2013
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	(27)	(31)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability / (asset)	(3)	(7)
	(30)	(38)

The company has adopted Revised IAS 19 with effect from April 1, 2013. Comparative information has not been restated for the changes as the effect of the change in accounting policy is not material.The impact on account of the revision in accounting policy is a reduction in retained earnings by 35 crore , an increase in other comprehensive income by 50 crore and write back of unamortized negative past service cost by 15 crore to retained earnings.

During the year ended March 31, 2013, the company aligned the gratuity entitlement for majority of its employees prospectively to the Payment of Gratuity Act, 1972. This amendment resulted in a curtailment gain of 69 crore for the year ended March 31, 2013, which has been recognized in the statement of comprehensive income.

Amounts recognised in statement of comprehensive income has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Cost of sales	3	20	42	52
Selling and marketing expenses	–	1	3	4
Administrative expenses	–	1	2	2
	3	22	47	58

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to 37 crore, which was being amortized on a straight-line basis over the average remaining service period of employees which is 10 years. On adoption of Revised IAS 19, the unamortized negative past service cost of 15 crore as of March 31, 2013, has been credited to retained earnings.

The weighted-average assumptions used to determine benefit obligations as of September 30, 2013 and March 31, 2013 are set out below:

	As of
	September 30, 2013	March 31, 2013
Discount rate	9.2%	8.0%
Weighted average rate of increase in compensation levels	7.3%	7.3%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and six months ended September 30, 2013 and September 30, 2012 are set out below:

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Discount rate	8.0%	8.2%	8.0%	8.6%
Weighted average rate of increase in compensation levels	7.3%	7.3%	7.3%	7.3%
Rate of return on plan assets	9.6%	9.5%	9.6%	9.5%
Weighted average duration of defined benefit obligation*	9.2 years	NA	9.2 years	NA

*As per Revised IAS 19

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust and contributions are invested in specific designated instruments as permitted by Indian law and investments are also made in mutual funds that invest in the specific designated instruments. As of September 30, 2013 and March 31, 2013 the plan assets have been primarily invested in government securities.

Actual return on assets for the three months and six months ended September 30, 2013 and September 30, 2012 were 17 crore and 15 crore and 34 crore and 32 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. Historical returns during the three months and six months ended September 30, 2013 and September 30, 2012 have not been lower than the expected rate of return on plan assets estimated for those years. The discount rate is based on the government securities yield.

As of September 30, 2013, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 41 crore.

As of September 30, 2013, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 34 crore.

As of September 30, 2013, every percentage point increase / decrease in attrition rate will affect our gratuity benefit obligation by approximately 9 crore.

The Company expects to contribute approximately 60 crore to the gratuity trusts during the reminder of fiscal 2014.

Maturity profile of defined benefit obligation:

 (in crore)

2013-14	90
2014-15	95
2015-16	100
2016-17	107
2017-18	117
Next 5 years Payouts (6-10 years)	686

Sensitivity for significant actuarial assumptions is computed by varying the actuarial assumptions used for valuation of defined benefit obligation by one percentage.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The Company contributed 51 crore and 42 crore and 99 crore and 83 crore to the superannuation plan during the three months and six months ended September 30, 2013 and September 30, 2012, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Cost of sales	45	37	88	74
Selling and marketing expenses	5	3	8	6
Administrative expenses	1	2	3	3
	51	42	99	83

2.11.3 Provident fund

The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The Actuarial Society of India has issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at September 30, 2013 and March 31, 2013, respectively.

The details of fund and plan asset position are given below:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Plan assets at period end, at fair value	2,510	2,399
Present value of benefit obligation at period end	2,510	2,399
Asset recognized in balance sheet	–	–

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	September 30, 2013	March 31, 2013
Government of India (GOI) bond yield	9.2%	8.0%
Remaining term of maturity	8 years	8 years
Expected guaranteed interest rate	8.5%	8.3%

The Company contributed 75 crore and 65 crore and 145 crore and 129 crore to the provident fund during the three months and six months ended September 30, 2013 and September 30, 2012, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Cost of sales	65	58	128	116
Selling and marketing expenses	7	5	12	9
Administrative expenses	3	2	5	4
	75	65	145	129

2.11.4 Employee benefit costs include:

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Salaries and bonus	7,575	5,303	13,926	10,422
Defined contribution plans	59	50	115	97
Defined benefit plans	70	79	176	173
	7,704	5,432	14,217	10,692

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Cost of sales	6,791	4,854	12,596	9,567
Selling and marketing expenses	641	390	1,115	746
Administrative expenses	272	188	506	379
	7,704	5,432	14,217	10,692

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5. The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. 28,33,600 shares were held by controlled trust, each as of September 30, 2013 and March 31, 2013.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Other components of equity

Other components of equity consist of currency translation, fair value changes on available-for-sale financial assets and remeasurement of net defined benefit liability / (asset).

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of September 30, 2013, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. Indian law mandates that any dividend be declared out of accumulated distributable profits only after the transfer to a general reserve of a specified percentage of net profit computed in accordance with current regulations. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes

The amount of per share dividend recognized as distributions to equity shareholders for six months ended September 30, 2013 and September 30, 2012 was 27.00 and 32.00, respectively. The amount of per share dividend recognised as distribution to equity shareholders for the six months ended September 30, 2012 include a special dividend – 10 years of Infosys BPO operation of 10.00 per equity share.

The Board of Directors, in their meeting on October 11, 2013, declared an interim dividend of 20 per equity share, which would result in a cash outflow of approximately 1344 crore, inclusive of corporate dividend tax of approximately 195 crore.

2.12.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.13 Other income

Other income consists of the following:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Interest income on deposits and certificates of deposit	522	432	1037	912
Exchange gains/ (losses) on forward and options contracts	(375)	373	(793)	28
Exchange gains/ (losses) on translation of other assets and liabilities	289	(216)	720	95
Income from available-for-sale financial assets	62	63	104	89
Others	12	54	19	58
	510	706	1,087	1,182

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was 81 crore and 63 crore and 157 crore and 122 crore for the three months and six months ended September 30, 2013 and September 30, 2012, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Within one year of the balance sheet date	240	212
Due in a period between one year and five years	544	440
Due after five years	312	113

A majority of the Group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

1998 Employees Stock Option Plan (the 1998 Plan): The Company’s 1998 Plan provides for the grant of non-statutory share options and incentive share options to employees of the Company. The establishment of the 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998. The Government of India has approved the 1998 Plan, subject to a limit of 1,17,60,000 equity shares representing 1,17,60,000 ADS to be issued under the 1998 Plan. All options granted under the 1998 Plan are exercisable for equity shares represented by ADSs. The options under the 1998 Plan vest over a period of one through four years and expire five years from the date of completion of vesting. The 1998 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). The term of the 1998 Plan ended on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Employees Stock Option Plan (the 1999 Plan): In the year 2000, the Company instituted the 1999 Plan. The Board of Directors and shareholders approved the 1999 Plan in June 1999. The 1999 Plan provides for the issue of 5,28,00,000 equity shares to employees. The 1999 Plan is administered by a compensation committee, all of whom are independent members of the Board of Directors and through the Infosys Limited Employees’ Welfare Trust (the Trust). Under the 1999 Plan, options will be issued to employees at an exercise price, which shall not be less than the fair market value (FMV) of the underlying equity shares on the date of grant. Under the 1999 Plan, options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the shareholders of the Company in a general meeting. All options under the 1999 Plan are exercisable for equity shares. The options under the 1999 Plan vest over a period of one through six years, although accelerated vesting based on performance conditions is provided in certain instances and expire over a period of 6 months through five years from the date of completion of vesting. The term of the 1999 plan ended on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

There were no share options outstanding and exercisable as of September 30, 2013 and March 31, 2013.

There was no activity in the 1998 Plan during the six months ended September 30, 2012 and for the 1999 Plan the activity is set out below:

	Six months ended September 30, 2012
	Shares arising out of options	Weighted average exercise price
1999 Plan:
Outstanding at the beginning	11,683	2,121
Forfeited and expired	(5,518)	2,121
Exercised	(2,445)	2,121
Outstanding at the end	3,720	2,121
Exercisable at the end	3,720	2,121

The weighted average share price of options exercised under the 1999 Plan during the six months ended September 30, 2012 was 2,458.

The share-based compensation recorded for the six months ended September 30, 2012 was Nil.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Current taxes
Domestic taxes	873	806	1,650	1,538
Overseas taxes	199	141	309	280
	1,072	947	1,959	1,818
Deferred taxes
Domestic taxes	(18)	(32)	(39)	(24)
Overseas taxes	(114)	19	(113)	20
	(132)	(13)	(152)	(4)
Income tax expense	940	934	1,807	1,814

Entire deferred income tax for the three months and six months ended September 30, 2013 and September 30, 2012 relates to origination and reversal of temporary differences.

A reversal of deferred tax liability of 4 crore and Nil for the three months ended September 30, 2013 and September 30, 2012 and a reversal of deferred tax liability of 4 crore and 1 crore for the the six months ended September 30, 2013 and September 30, 2012, respectively, relating to available-for-sale financial assets has been recognized in other comprehensive income (Refer Note 2.2).

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Profit before income taxes	3,347	3,303	6,588	6,472
Enacted tax rates in India	33.99%	32.45%	33.99%	32.45%
Computed expected tax expense	1,137	1,072	2,239	2,100
Tax effect due to non-taxable income for Indian tax purposes	(421)	(216)	(750)	(475)
Branch profit tax	(47)	–	(47)	–
Overseas taxes	162	104	272	204
Tax reversals, overseas and domestic	10	(7)	(12)	(11)
Effect of exempt income	(22)	(29)	(37)	(38)
Effect of unrecognized deferred tax assets	6	17	23	34
Effect of differential overseas tax rates	(4)	–	(7)	(2)
Effect of non-deductible expenses	145	1	172	4
Taxes on dividend received from subsidiary	–	7	–	7
Additional deduction on research and development expense	(23)	–	(45)	–
Others	(3)	(15)	(1)	(9)
Income tax expense	940	934	1,807	1,814

The applicable Indian statutory tax rates for fiscal 2014 and fiscal 2013 are 33.99% and 32.45%, respectively. The increase in the statutory tax rate to 33.99% is consequent to changes made in the Finance Act 2013

During the year ended March 31, 2013 the company received weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) for Finacle and Infosys labs which is effective from 23rd November, 2011. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. In India, the company has benefited from certain tax incentives the Government of India had provided to the export of software from specially designated software technology parks, or STPs, in India and the company continues to benefit from certain tax incentives for facilities set up under the Special Economic Zones Act, 2005. However, the tax incentives provided by the Government of India for STPs have expired, and all the STP units are now taxable. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2013, Infosys' U.S. branch net assets amounted to approximately 4,008 crore. As of September 30, 2013, the Company has provided for branch profit tax of 316 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 2,160 crore and 1,923 crore as of September 30, 2013 and March 31, 2013, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of September 30, 2013 and March 31, 2013:

(In crore)

	As at
	September 30, 2013	March 31, 2013
Income tax assets	1,388	1,092
Current income tax liabilities	1,910	1,329
Net current income tax asset/ (liability) at the end	(522)	(237)

The gross movement in the current income tax asset/ (liability) for the three months and six months ended September 30, 2013 and September 30, 2012 is as follows:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Net current income tax asset/ (liability) at the beginning	(603)	(358)	(237)	(17)
Translation differences	5	1	7	(1)
Income tax paid	1,148	1,082	1,667	1,614
Current income tax expense (Refer Note 2.16)	(1,072)	(947)	(1,959)	(1,818)
Net current income tax asset/ (liability) at the end	(522)	(222)	(522)	(222)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Deferred income tax assets
Property, plant and equipment	370	358
Minimum alternate tax credit carry-forwards	21	37
Computer software	48	46
Accrued compensation to employees	48	30
Trade receivables	35	19
Compensated absences	219	146
Accumulated losses	46	36
Available-for-sale financial asset	3	–
Others	88	96
Total deferred income tax assets	878	768
Deferred income tax liabilities
Intangible asset	(70)	(68)
Temporary difference related to branch profits	(316)	(315)
Available-for-sale financial asset	–	(1)
Others	(7)	–
Total deferred income tax liabilities	(393)	(384)
Deferred income tax assets after set off	555	503
Deferred income tax liabilities after set off	(70)	(119)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(In crore)

	As of
	September 30, 2013	March 31, 2013
Deferred income tax assets to be recovered after 12 months	617	600
Deferred income tax assets to be recovered within 12 months	261	168
Total deferred income tax assets	878	768
Deferred income tax liabilities to be settled after 12 months	(194)	(254)
Deferred income tax liabilities to be settled within 12 months	(199)	(130)
Total deferred income tax liabilities	(393)	(384)

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and six months ended September 30, 2013 and September 30, 2012 is as follows:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Net deferred income tax asset at the beginning	374	272	384	304
Translation differences	(25)	13	(55)	(11)
Credits relating to temporary differences (Refer Note 2.16)	132	13	152	4
Temporary difference on available-for-sale financial asset (Refer Note 2.2)	4	–	4	1
Net deferred income tax asset at the end	485	298	485	298

The credits relating to temporary differences are primarily on account of compensated absences, trade receivables, accumulated losses, accrued compensation to employees and property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act. Consequent to the enacted change, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of 21 crore and 37 crore has been recognized on the balance sheet as of September 30, 2013 and March 31, 2013, respectively, which can be carried forward for a period of ten years from the year of recognition.

Claims against the company not acknowledged as debts include demands from the Indian Income tax authorities for payment of additional tax of 1,548 crore (1,088 crore), including interest of 429 crore (313 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax ( Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended September 30		Six months ended September 30,
	2013	2012	2013	2012
Basic earnings per equity share - weighted average number of equity shares outstanding (1)	57,14,02,566	57,13,97,749	57,14,02,566	57,13,97,150
Effect of dilutive common equivalent shares - share options outstanding	–	864	–	1,203
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	57,14,02,566	57,13,98,613	57,14,02,566	57,13,98,353

(1)Excludes treasury shares

For the three months and six months ended September 30, 2013, and September 30, 2012, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	Holding as of
		September 30, 2013	March 31, 2013
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys Consulting India Limited (1)	India	–	100%
Infosys Americas (2)	USA	100%	–
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (Formerly known as McCamish Systems LLC)(3)	USA	99.98%	99.98%
Portland Group Pty Ltd (3)(4) (Refer to Note 2.3)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd (10)(Refer to Note 2.3)	Australia	99.98%	99.98%
Infosys Australia (5)	Australia	100%	100%
Lodestone Holding AG(6)(Refer to Note 2.3)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (7)	Canada	100%	100%
Lodestone Management Consultants Inc. (7)	USA	100%	100%
Lodestone Management Consultants Pty Limited (7)	Australia	100%	100%
Lodestone Management Consultants (Asia Pacific) Limited (7)(8)	Thailand	–	–
Lodestone Management Consultants AG (7)	Switzerland	100%	100%
Lodestone Augmentis AG (12)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (7)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (9)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (7)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (7)	Singapore	100%	100%
Lodestone Management Consultants SAS (7)	France	100%	100%
Lodestone Management Consultants s.r.o. (7)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (7)	Austria	100%	100%
Lodestone Management Consultants China Co., Ltd. (7)	China	100%	100%
Lodestone Management Consultants Ltd. (7)	UK	100%	100%
Lodestone Management Consultants B.V. (7)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (9)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (7)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (7)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (7)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (7)(11)	Argentina	100%	100%

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	Under liquidation
(6)	On October 22, 2012, Infosys acquired 100% voting interest in Lodestone Holding AG
(7)	Wholly owned subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(8)	Liquidated effective February 14, 2013
(9)	Majority owned and controlled subsidiaries of Lodestone Holding AG acquired on October 22, 2012
(10)	Wholly owned subsidiary of Portland Group Pty Ltd
(11)	Incorporated effective January 10, 2013
(12)	Wholly owned subsidiary of Lodestone Management Consultants AG

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(In crore)

	Three months ended September 30,		Six months ended September 30,
	2013	2012	2013	2012
Salaries and other employee benefits to whole-time directors and members of executive council	15	15	22	26
Commission and other benefits to non-executive/independent directors	3	2	6	5
Total compensation to key managerial personnel	18	17	28	31

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the Company are primarily financial services and insurance (FSI) comprising enterprises providing banking, finance and insurance services, enterprises in manufacturing (MFG), enterprises in the energy, utilities, communication and services (ECS) and enterprises in retail, consumer packaged goods, logistics and life sciences(RCL). Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Industry segments

(In crore)

Three months ended September 30, 2013	FSI	MFG	ECS	RCL	Total
Revenues	4,333	3,005	2,495	3,132	12,965
Identifiable operating expenses	2,052	1,546	1,095	1,574	6,267
Allocated expenses	1136	833	690	869	3,528
Segment profit	1,145	626	710	689	3,170
Unallocable expenses					333
Operating profit					2,837
Other income, net					510
Profit before income taxes					3,347
Income tax expense					940
Net profit					2,407
Depreciation and amortization					333
Non-cash expenses other than depreciation and amortization					–

(In crore)

Three months ended September 30, 2012	FSI	MFG	ECS	RCL	Total
Revenues	3,317	2,178	1,994	2,369	9,858
Identifiable operating expenses	1,444	1,005	989	1,014	4,452
Allocated expenses	833	566	518	616	2,533
Segment profit	1,040	607	487	739	2,873
Unallocable expenses					276
Operating profit					2,597
Other income, net					706
Profit before income taxes					3,303
Income tax expense					934
Net profit					2,369
Depreciation and amortization					275
Non-cash expenses other than depreciation and amortization					1

(In crore)

Six months ended September 30, 2013	FSI	MFG	ECS	RCL	Total
Revenues	8,131	5,544	4,642	5,915	24,232
Identifiable operating expenses	3,809	2839	2083	2927	11,658
Allocated expenses	2082	1495	1248	1595	6,420
Segment profit	2,240	1,210	1,311	1,393	6,154
Unallocable expenses					653
Operating profit					5,501
Other income, net					1087
Profit before income taxes					6,588
Income tax expense					1807
Net profit					4,781
Depreciation and amortization					652
Non-cash expenses other than depreciation and amortization					1

(In crore)

Six months ended September 30, 2012	FSI	MFG	ECS	RCL	Total
Revenues	6,619	4,298	3,909	4,648	19,474
Identifiable operating expenses	2,915	1,951	1,871	1,974	8,711
Allocated expenses	1,637	1,105	1,005	1,195	4,942
Segment profit	2,067	1,242	1,033	1,479	5,821
Unallocable expenses					531
Operating profit					5,290
Other income, net					1,182
Profit before income taxes					6,472
Income tax expense					1,814
Net profit					4,658
Depreciation and amortization					528
Non-cash expenses other than depreciation and amortization					3

2.19.2 Geographic segments

(In crore)

Three months ended September 30, 2013	North America	Europe	India	Rest of the World	Total
Revenues	7,974	3,104	317	1,570	12,965
Identifiable operating expenses	3,905	1,479	129	754	6,267
Allocated expenses	2,292	801	67	368	3,528
Segment profit	1,777	824	121	448	3,170
Unallocable expenses					333
Operating profit					2,837
Other income, net					510
Profit before income taxes					3,347
Income tax expense					940
Net profit					2,407
Depreciation and amortization					333
Non-cash expenses other than depreciation and amortization					-

(In crore)

Three months ended September 30, 2012	North America	Europe	India	Rest of the World	Total
Revenues	6,295	2,157	161	1,245	9,858
Identifiable operating expenses	2,721	1,005	143	583	4,452
Allocated expenses	1,624	554	40	315	2,533
Segment profit	1,950	598	(22)	347	2,873
Unallocable expenses					276
Operating profit					2,597
Other income, net					706
Profit before income taxes					3,303
Income tax expense					934
Net profit					2,369
Depreciation and amortization					275
Non-cash expenses other than depreciation and amortization					1

(In crore)

Six months ended September 30, 2013	North America	Europe	India	Rest of the World	Total
Revenues	14,894	5,766	612	2,960	24,232
Identifiable operating expenses	7,245	2779	264	1370	11,658
Allocated expenses	4,095	1491	130	704	6,420
Segment profit	3,554	1,496	218	886	6,154
Unallocable expenses					653
Operating profit					5,501
Other income, net					1087
Profit before income taxes					6,588
Income tax expense					1807
Net profit					4,781
Depreciation and amortization					652
Non-cash expenses other than depreciation and amortization					1

(In crore)

Six months ended September 30, 2012	North America	Europe	India	Rest of the World	Total
Revenues	12,455	4,218	354	2,447	19,474
Identifiable operating expenses	5,398	1,990	245	1,078	8,711
Allocated expenses	3,188	1,069	81	604	4,942
Segment profit	3,869	1,159	28	765	5,821
Unallocable expenses					531
Operating profit					5,290
Other income, net					1,182
Profit before income taxes					6,472
Income tax expense					1,814
Net profit					4,658
Depreciation and amortization					528
Non-cash expenses other than depreciation and amortization					3

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and six months ended September 30, 2013 and September 30, 2012.

2.20 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas. The company complied with the subpoena. In connection with the subpoena, during a meeting with the United States Attorney’s Office for the Eastern District of Texas, the company was advised that it and certain of its employees are targets of the grand jury investigation. The company was subsequently advised that this investigation was continuing and that additional subpoenas may be issued.

In addition, the U.S. Department of Homeland Security (“DHS”) reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

In pursuit of a civil resolution, the company is engaged in discussions with the U.S. Attorney’s Office and other governmental departments regarding these matters, and based on the current status of such discussions, has recorded a provision of 219 crores including legal costs. The company intends to continue discussions with the U.S. Attorney’s Office and other governmental departments. However, it cannot predict the final outcome of these discussions.

In the event that the U.S government undertakes any actions which limit the B-1 business visa program or other visa program that the company utilizes, imposes sanctions, fines or penalties on the company or its employees, or undertakes any other actions against the company arising from the investigations or discussions that are currently ongoing, this could materially and adversely affect the company’s business and results of operations.

EPS for the three months and six months ended September 30, 2013 is 45.96 per share and 87.50 per share respectively, excluding the provision of 219 crore for visa related matters. EPS for the three months and six months ended September 30, 2013 is 42.12 per share and 83.66 per share, including the provision of 219 crores for visa related matters. The difference is 3.84 per share.

Auditor’s Report on Consolidated Quarterly Financial Results and Consolidated Year to Date Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To

The Board of Directors of Infosys Limited

We have audited the consolidated quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 30 September 2013 and the consolidated year to date financial results for the period from 1April 2013 to 30 September 2013 attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the management and have not been audited by us. These consolidated quarterly financial results as well as the consolidated year to date financial results have been prepared from the consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these consolidated quarterly financial results as well as the consolidated year to date financial results:

(i)	include the quarterly financial results and the year to date financial results of the following entities:

1.	Infosys Limited;
2.	Infosys BPO Limited;
3.	Infosys BPO s.r.o;
4.	Infosys Consulting India Limited;
5.	Infosys Tecnologia Do Brasil LTDA;
6.	Infosys Technologies (Australia) Pty. Limited;
7.	Infosys Technologies (China) Co., Ltd.;
8.	Infosys McCamish Systems, LLC;
9.	Infosys Public Services, Inc.;
10.	Infosys Technologies S. de R.L. de C.V.;
11.	Infosys Technologies (Sweden) AB;
12.	Infosys BPO Poland SP Z O O;
13.	Infosys Technologies (Shanghai) Company Limited;
14.	Infosys Americas Inc.;
15.	Portland Group Pty Ltd;
16.	Portland Procurement Services Pty Ltd;
17.	Lodestone Holding AG;
18.	Lodestone Management Consultants (Canada) Inc.;
19.	Lodestone Management Consultants Inc.;
20.	Lodestone Management Consultants Pty Limited;
21.	Lodestone Management Consultants AG;
22.	Lodestone Augmentis AG;
23.	Hafner Bauer & Ödman GmbH;
24.	Lodestone Management Consultants (Belgium) NV;
25.	Lodestone Management Consultants GmbH, Austria;
26.	Lodestone Management Consultants Ltd.;
27.	Lodestone Management Consultants B.V.;
28.	Lodestone Management Consultants Ltda.;
29.	Lodestone Management Consultants Sp. z.o.o.;
30.	Lodestone Management Consultants Portugal, Unipessoal, Lda.;
31.	Lodestone Management Consultants S.R.L..;
32.	Lodestone Management Consultants Pte. Ltd.;
33.	Lodestone Management Consultants SAS;
34.	Lodestone Management Consultants s.r.o.;
35.	Lodestone Management Consultants GmbH, Germany;
36.	S.C.Lodestone Management Consultants S.R.L.; and
37.	Lodestone Management Consultants Co. Ltd

(ii)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(iii)	give a true and fair view of the consolidated net profit and other financial information for the quarter ended 30 September 2013 as well as the consolidated year to date results for the period from
1 April 2013 to 30 September 2013.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm’s registration number: 101248W

Zubin Shekary
Partner
Membership number: 048814

Bangalore
11 October 2013